MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is June 29, 2006, for the quarter ended April 30, 2006 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is to invest directly into suitable new exploration projects and to consider investing into existing exploration and technology companies. At April 30, 2006, the Company held interests in three such companies.

Results of Operations

The Company has incurred losses to date of $10,100,231 which includes a net loss for the third quarter of the 2006 fiscal year of $39,419 compared to third quarter net income of $76,574 for the same period last year or net income of $553,235 for the nine months ended April 30, 2006 compared to $1,116,314 last year.

The Company’s net loss of $39,419 for the third quarter consisted essentially of general and administrative costs of $89,150 and a small loss on the sale of 50,000 shares of Austral Pacific amounting to $3,759. This was partially offset in the quarter by selling 45,000 shares of AMG Oil for a gain of $40,491. During the comparable quarter last year the Company’s net income of $76,574 essentially consisted of G&A of $34,941 and a gain from the sale of 75,000 shares of Austral Pacific totalling $117,048.

For the nine month period ended April 30, 2006 the Company’s net income of $553,235 also included a gain on sale of the Company’s 1,000,000 shares of TAG Oil Ltd. (“TAG”) totaling $641,581. This compares to net income for the nine month period ended April 30, 2005 totaling $1,116,314 resulting from a gain on sale of 743,800 Austral Pacific shares totalling $1,141,404.

During the third quarter of the 2006 fiscal year the Company did not conduct any significant investing activities. However, during the nine months ended April 30, 2006, the Company used $500,000 of the proceeds received from the sale of TAG shares described above to acquire 200,000 units of Austral at a cost of $2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each full warrant entitling the Company to purchase one common share of Austral at a price of $3.50 per share, subject to an accelerated expiry if a trigger price is reached in the first twelve months from the issue date. The expiry date of the share purchase warrants, if not accelerated, is October 13, 2006.

During the first quarter of the 2006 fiscal year, the Company also exercised share purchase warrants to acquire 500,000 shares of TAG at a price of $0.60 per share.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

For the three and nine month periods ending April 30, 2006, the General and Administrative (“G&A”) expenses increased to $89,150 and $240,465, respectively when compared to the G&A of $34,941 and $108,791, respectively for the same periods last year. The main items of G&A that increased were related to consulting fees, compensation paid to the Company’s Chief Executive Officer, corporate relations and development costs relating to development of the Company’s website and corporate materials, legal costs, printing, travel, promotion and accomodation, and wages and benefits. These costs increased as a result of the corporate activity relating to structuring the Company to enhance the Company’s ability to obtain suitable financing, when needed, in order to fund exploration projects that are identified and that meet the Company’s crietria for investment.

Summary of Quarterly Results

	Three Month Period Ended April 30, 2006 $	Three Month Period Ended Jan. 31, 2006 $	Three Month Period Ended Oct. 31, 2005 $	Three Month Period Ended July 31, 2005 $	Three Month Period Ended April 30, 2005 $	Three Month Period Ended Jan. 31, 2005 $	Three Month Period Ended Oct 31, 2004 $	Three Month Period Ended July 31, 2004 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(39,419)	176,031	416,623	25,932	76,574	1,045,320	(5,580)	60,226
Basic income (loss) per share	(0.01)	0.01	0.03	0.00	0.00	0.06	(0.00)	0.00
Diluted income (loss) per share	(0.01)	0.01	0.17	0.00	0.00	0.04	(0.00)	0.00

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur during the second quarter of the 2006 fiscal year relating to the sale of control of AMG. In addition during the 2003 fiscal year, the Company had an unusual item occur resultant from the non-cash acquisition of AMG during the 2003 fiscal year, the effects of which were disclosed on the Companys audited financial statements for the year ended July 31, 2004 and 2003.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

Capital Expenditures

The Company has no material commitments for capital expenditure at April 30, 2006 or as of the date of this filing. The Company has applied for two petroleum exploration permits in New Zealand that, if awarded to the Company, will require the Company to spend approximately $225,000 over the next twelve months.

Liquidity and Capital Resources

During the three and nine months ended April 30, 2006 the Company did not conduct any financing activities. However the Company did complete a forward stock split (sub-division) of the Company’s common shares on a seven for one basis and currently has 17,618,083 shares issued and outstanding (2005: 2,516,869).

The investing activities of the Company for the nine months ended April 30, 2006 have been described above and consists substantially of acquiring 200,000 shares of Austral Pacific, acquiring 500,000 shares of TAG, selling 1,000,000 shares of TAG, selling 7,350,500 shares of the Company’s previously controlled subsidiary, AMG and 50,000 shares of Austral Pacific.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to Note 4 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended April 30, 2006.

Subsequent Events

Investments

Please refer to note 8 of the accompanying unaudited interim financial statements for further information.

Business Risks and Uncertainties

The Company is indirectly exposed through its holdings of operating oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, declines in values of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable funding and performing ongoing due diligence and monitoring of its investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

Douglas Lynes, CA	Computershare Investor Services Inc.
Delta, BC (1)	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimile: 1-866-249-7775
Email: service@computershare.com
999 Canada Place
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	SHARE LISTING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	OTCBB: TOPLF

SHAREHOLDER RELATIONS	ANNUAL GENERAL MEETING

Telephone: 604-682-6496	The annual general meeting was held
Facsimile: 604-682-1174	on January 12, 2006 at the offices
of Lang Michener, Barristers & Solicitors,
BANKERS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Bank of Montreal
Vancouver, British Columbia	SHARE CAPITAL

SUBSIDIARY	At June 29, 2006 there are 17,618,083
shares issued and outstanding.
DLJ Management Corp.